

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 27, 2017

Michael A. Tew
Chief Executive Officer
CannaSys, Inc.
1350 17th street, Suite 150
Denver CO, 80202

>   **Re: CannaSys, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed September 22, 2017**
>   **File No. 000-54476**

Dear Mr. Tew:

We have reviewed the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

General

1.   You indicate that certain of the newly available shares of common stock may be used to meet your obligations under the convertible note agreement with Beta Killers, LLC. Please state whether there are any other current plans, proposals or arrangements to issue any of the newly available shares of common stock. Revise to provide similar information for the newly available shares of preferred stock.

2.   To better facilitate understanding of the impact of the corporate transactions, please disclose in tabular format information about your capital structure. Your revised disclosure should include a table with columns specifying the number shares issued and outstanding, reserved for issuance and authorized but unissued, both before and after giving effect to increase in authorized common and preferred stock.

You may contact Matthew Derby, Attorney-Adviser, at (202) 551-3334, or Ivan Griswold, Attorney-Adviser, at (202) 551-3853 with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technology
and Services

cc: Terrell W. Smith
        Kruse Landa Maycock & Ricks, LLC